

24000337

# ANNUAL REPORTS SEC Mail Processing
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-65857

FEB 28 2024

## FACING PAGE

Washington, DC

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**
MM/DD/YY — MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Northern Lights Distributors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**4221 North 203rd Street, Suite 100**
(No. and Street)

**Elkhorn**                    **NE**              **68022**
(City)                         (State)            (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

**Kevin M. Guerette**     **(617) 848-3936**     kguerette@ultimusfundsolutions.com
(Name)                  (Area Code – Telephone Number)   (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Ernst & Young, LLP**
(Name – if individual, state last, first, and middle name)

**221 East 4th Street, Suite 2900   Cincinnati          OH          45202**
(Address)                          (City)             (State)      (Zip Code)

**10/20/2003**                                        **42**
(Date of Registration with PCAOB)(if applicable)        (PCAOB Registration Number, if applicable)

### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, _Kevin M. Guerelte_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Northern Lights Distributors, LLC_____, as of _December 31_____, 2_023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _President_____

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# NORTHERN LIGHTS DISTRIBUTORS, LLC
## (A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

## TABLE OF CONTENTS

|  | Page |
|---|---|
| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 2-3 |
| FINANCIAL STATEMENTS: |  |
| Statement of Financial Condition as of December 31, 2023 | 4 |
| Statement of Operations for the Year Ended December 31, 2023 | 5 |
| Statement of Changes in Member's Equity for the Year Ended December 31, 2023 | 6 |
| Statement of Cash Flows for the Year Ended December 31, 2023 | 7 |
| Notes to Financial Statements as of and for the Year Ended December 31, 2023 | 8–13 |
| SUPPLEMENTAL SCHEDULES: |  |
| Schedule I. Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 as of December 31, 2023 | 15 |
| Schedule II. Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 as of December 31, 2023 | 16 |
| Schedule III. Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 as of December 31, 2023 | 17 |
| EXEMPTION REPORTS: |  |
| Report of Independent Registered Public Accounting Firm on Report Claiming Exemption from 17 C.F.R § 240.15c3-3(k)(2)(i) | 18 |
| Report Claiming Exemption from 17 C.F.R § 240.15c3-3(k)(2)(i) for the Year Ended December 31, 2023 | 19 |

# Report of Independent Registered Public Accounting Firm

To Those Charged with Governance and the Member of Northern Lights Distributors, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northern Lights Distributors, LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness

and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DocuSigned by:

*Ernst + Young LLP*

4208E5614C0540E...

We have served as the Company's auditor since 2019.

Cincinnati, Ohio
February 26, 2024

**NORTHERN LIGHTS DISTRIBUTORS, LLC**
**(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2023**

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 4,633,305 |
| Accounts receivable, net of allowance for credit loss of $4,896 | | 3,046,808 |
| Due from affiliates | | 200 |
| Property and equipment, net of accumulated depreciation of $33,406 | | 233 |
| Prepaid expenses | | 73,579 |
| | | |
| Total Assets | $ | 7,754,125 |

## LIABILITIES & MEMBER'S EQUITY

LIABILITIES:

| | | |
|---|---|---:|
| Service fee and commissions payable | $ | 2,998,466 |
| Due to affiliates | | 109,923 |
| Accounts payable | | 102,599 |
| Accrued liabilities | | 104,897 |
| Deferred revenue | | 19,000 |
| | | |
| Total Liabilities | $ | 3,334,885 |
| | | |
| MEMBER'S EQUITY | $ | 4,419,240 |
| | | |
| Total Liabilities and Member's Equity | $ | 7,754,125 |

See accompanying notes to the financial statements.

**NORTHERN LIGHTS DISTRIBUTORS, LLC**
**(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

**REVENUE**

| | | |
|---|---|---:|
| Service and distributions fees from non-affiliates | $ | 32,272,453 |
| Compliance and supervision fees | | 1,017,525 |
| Underwriting fees from non-affiliates | | 554,151 |
| Fees from affiliates | | 23,268 |
| Interest income | | 55,145 |
| | | |
| TOTAL REVENUES | $ | 33,922,542 |

**EXPENSES**

| | | |
|---|---|---:|
| Service fees | $ | 27,543,723 |
| Management fees | | 1,200,000 |
| Commissions expense | | 466,528 |
| Compliance fees | | 404,429 |
| General and administrative expenses | | 180,246 |
| | | |
| TOTAL EXPENSES | $ | 29,794,926 |
| | | |
| NET INCOME | $ | 4,127,616 |

See accompanying notes to the financial statements.

**NORTHERN LIGHTS DISTRIBUTORS, LLC**
**(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

| | | |
|---|---|---:|
| BALANCE AT JANUARY 1, 2023 | $ | 4,086,624 |
| | | |
| Net income | | 4,127,616 |
| Distributions to Parent | | (3,795,000) |
| | | |
| BALANCE AT DECEMBER 31, 2023 | $ | 4,419,240 |

See accompanying notes to the financial statements.

- 6 -

**NORTHERN LIGHTS DISTRIBUTORS, LLC**
**(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2023**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---:|
| Net income | $ | 4,127,616 |
| | | |
| Adjustments to reconcile net income to net cash flows provided by operating activities | | |
| | | |
| Depreciation expense | | 1,428 |
| | | |
| (Increase) decrease in assets: | | |
| Accounts receivable | | (254,819) |
| Due from affiliates | | 200 |
| Prepaid expenses | | 43,078 |
| | | |
| (Decrease) increase in liabilities: | | |
| Service fees and commissions payable | | 814,337 |
| Due to affiliates | | (125,294) |
| Accounts payable | | 93,584 |
| Accrued expenses | | 53,417 |
| | | |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 4,753,547 |

**CASH FLOWS FROM FINANCING ACTIVITIES**

| | | |
|---|---|---:|
| Distributions to Parent | | (3,795,000) |
| | | |
| NET CASH USED IN FINANCING ACTIVITIES | | (3,795,000) |
| | | |
| NET INCREASE IN CASH | | 958,547 |
| | | |
| CASH AT BEGINNING OF THE YEAR | | 3,674,758 |
| | | |
| CASH AT END OF THE YEAR | $ | 4,633,305 |

See accompanying notes to the financial statements.

# Northern Lights Distributors, LLC
## (A Wholly Owned Subsidiary of The Ultimus Group Midco, LLC)

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Northern Lights Distributors, LLC ("NLD" or the "Company") is a Nebraska limited liability company providing mutual fund and exchange-traded fund ("ETF") distribution services to investment companies including selling mutual funds and ETFs to the general public. NLD's primary source of revenue is service and distribution fees from non-affiliate mutual funds and ETFs. NLD is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at December 31, 2023, or during the year then ended.

The Company is a wholly owned subsidiary of The Ultimus Group Midco, LLC ("Ultimus Midco" or "Parent" or "Member") which is a subsidiary of The Ultimus Group LLC ("Ultimus Group").

**Basis of Accounting** — The Company maintains its accounting records and prepares its financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

**Use of Estimates** — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash** — Cash consists of amounts on deposit with banks. At times, cash may exceed the insurance limits, $250,000, of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by depositing cash with major financial institutions. There are no cash equivalents held as of year end nor is any cash restricted.

**Accounts Receivable, net** — The provision for credit losses on accounts receivable is made in amounts required to maintain an adequate allowance to cover anticipated losses. A write-off is recorded when the Company concludes that all or a portion of the receivable is no longer collectible. During the year ended December 31, 2023, the Company recognized a current-period provision for expected credit loss of $10,223 and reversals of provisions previously recorded of ($44,051) as payments were received in current year, resulting in an allowance for credit losses of $4,896 as of December 31, 2023.

**Property and Equipment, net** — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following ranges of estimated useful lives:

| | |
|---|---|
| Computer Equipment | 3-7 years |
| Furniture and fixtures | 5-7 years |

Depreciation expense of $1,428 was recognized for the year ended December 31, 2023, within general and administrative expenses on the statement of operations.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. The Company did not recognize any impairment charges related to property and equipment during the year ended December 31, 2023.

**Income Taxes** — The Company, as a wholly owned subsidiary of Ultimus Midco, is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Consequently, federal income taxes are not payable by, or provided for, the Company. Accordingly, income from the Company is reported and respective income taxes are paid by the members of the Parent, and, as a result, no provision for federal income taxes is provided as it relates to the Company's taxable income.

The Company applies the provisions of Accounting Standards Codification (ASC) 740-10, Income Taxes, which provides a framework to determine the appropriate level of tax reserves for uncertain tax positions. ASC 740-10 prescribes a "more-likely-than-not threshold" for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires the accrual of interest related to positions that do not meet the more-likely-than-not standard. The Company has concluded that there are no uncertain tax positions that would require recognition in the Company's financial statements. The 2020 through 2022 tax years remain subject to examination by the Internal Revenue Service.

The Company would classify interest and penalties on material uncertain tax positions as interest expense and operating expense, respectively, on the statement of operations. However, as the Company does not have any uncertain tax positions as of December 31, 2023, no such interest and penalties were recognized.

**Revenue Recognition** —

*Service and distribution fees* – The Company enters into agreements with mutual fund and ETF customers under distribution and service agreements to distribute shares through broker-dealers who sell shares to the public. The performance obligations are satisfied over the course of the contract by executing and delivering agreements with broker-dealers and other industry professionals. Service and distributions fee are generally charged as a percentage of the customer's average net assets, which may be subject to a minimum fee, and/or annual flat fee. The Company recognizes revenue over the life of the contract based on the customer's monthly average of net assets or on a straight-line basis for the annual flat fee. These services are billed monthly in arrears.

The Company incurs costs in connection with satisfaction of its performance obligation for service fees – primarily third-party selling brokers or other servicing parties – for which it receives reimbursements from its customers. The Company concluded it controls the services provided by these other parties and, therefore, is acting as principal. Accordingly, the Company records the reimbursement for these costs incurred on a gross basis – that is, as revenue in service and distribution fees and expenses in service fees in the statement of operations. These service fee expenses owed to selling brokers or other servicing parties are expensed in the period incurred.

*Compliance fees* – The Company incurs certain expenses related to FINRA regulatory fees that are reimbursable by the Company's clients. For these reimbursable costs, the Company concluded it controls the related services provided and, therefore, is acting as principal. Accordingly, the Company records the reimbursement for these costs incurred on a gross basis – that is, as revenue in compliance fee revenue and expense in compliance fee expense in the statement of operations. The Company rebills these fees to the customers and revenue is recognized at that point in time.

*Supervision fees* – The Company licenses registered representatives and maintains their licenses in accordance with rules and regulations of the regulatory authorities in exchange for annual fees from mutual funds and ETF customers. The revenue is recognized on a straight-line basis throughout the year as the performance obligations are fulfilled. Supervision monitoring is an ongoing process over the annual term and the resulting revenue is included in compliance and supervision fees on the statement of operations.

*Underwriting fees* – The Company earns revenue from the sales of securities in which it acts as an underwriter. The revenue is recognized on the trade date of the security as all performance obligations have been satisfied at the date of the trade, and control and benefit of the security has been transferred. Related clearing expenses associated with the sale of the security are also recognized on the trade date and are included in commission expense on the statement of operations.

*Fees from affiliates* - The Company provided service, distribution, underwriting and supervision services to Gemini Fund Services, LLC, Northern Lights Compliance, LLC, and Ultimus Fund Solutions, LLC ("UFS"), all of which are wholly owned by the Parent. The revenue recognition accounting policies for these services is consistent with the accounting policies for nonaffiliates.

*Interest income* - The Company earned interest income related to cash equivalents held during the year ended December 31, 2023. There are no cash equivalents held at year-end.

*Segment Reporting* - The Company operates as a mutual fund and ETF distributor. The Company's Chief Operating Decision Maker ("CODM"), who is also the President of NLD, utilizes an aggregate approach to assess the financial performance of and allocate resources to the business. Accordingly, management has concluded that the Company consists of a single operating segment and single reportable segment for accounting and financial reporting purposes.

In assessing segment performance and determining allocation of resources, the CODM does not review any separate operating results or expense detail and has no other measure of segment profit or loss other than that presented in the statement of operations. The CODM reviews this financial reporting information to evaluate the general health and profitability of the business.

**New Accounting Pronouncements —**

The Company considers the applicability and impact of all ASU updates issued by the Financial Accounting Standards Board ("FASB"). ASUs issued during the current period not listed below were assessed and determined to not be applicable to the Company.

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures", which requires all public entities, including those with a single reportable segment, to disclose (1) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, (2) reporting of an amount for other segment items by reportable segment and a description of its composition, (3) reporting of one or more additional measures of segment profit or loss if used by the CODM in assessing segment performance and determining allocation

of resources, and (4) reporting the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. The guidance is effective starting in annual periods beginning after December 15, 2023, with early adoption permitted. The Company adopted this ASU in the year ended December 31, 2023 and has included the required disclosures for segment reporting, specifically the disaggregation of expenses.

## 2. NET CAPITAL REQUIREMENTS

NLD is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $4,016,210 which was $3,793,884 more than its required net capital of $222,326, and a percentage of aggregate indebtedness to net capital of 83.04%. The Company intends to pay distributions to its Parent during 2024, subject to applicable regulatory requirements and approvals.

## 3. DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents disaggregated revenue from contracts with customers for the year ended December 31, 2023:

| | | |
|---|---|---:|
| Service and distribution fees from non-affiliates | | |
| Services fees | $ | 27,694,940 |
| Distributions fees | | 4,577,513 |
| | | |
| Total service and distribution fees from non-affiliates | $ | 32,272,453 |
| | | |
| Compliance and supervision fees | | |
| Supervision fees | | 546,960 |
| Compliance fees | | 470,565 |
| | | |
| Total compliance and supervision fees | $ | 1,017,525 |
| | | |
| Underwriting fees | | 554,151 |
| | | |
| Fees from affiliates | | 23,268 |
| | | |
| Total revenue from contracts with customers | $ | 33,867,397 |

## 4. TRANSACTIONS WITH AFFILIATES

For the year ended December 31, 2023, the Company recognized $23,268 of revenue recorded as fees from affiliates on the statement of operations.

UFS assumes certain costs of the Company pursuant to a Cost Assumption Agreement. The Company operates out of office space leased by UFS. In addition, employees and other resources of UFS support the Company's operations by providing certain administrative, management, accounting, and legal services. A $100,000 monthly management fee is paid to UFS under the Cost Assumption Agreement for advertising and promotional services along with the use of facilities, equipment, personnel, and related services based generally on direct payroll costs incurred. The total management fee equaled $1,200,000 for the year ended December 31, 2023.

In the ordinary course of business, the Company may advance funds for the payment of expenses or carry balances for services rendered to Ultimus Group and Ultimus Group's wholly owned subsidiaries.

The due from affiliates balance of $200 relates to receivables for services performed on behalf of affiliated entities.

Due to affiliates of $109,923 relates to management fees payable to the UFS, software expenses, sales commissions, and other expenses paid by affiliated entities that the Company will reimburse.

Transactions with related parties are not necessarily indicative of amounts which would have occurred had the parties not been related.

## 5. COMMITMENTS AND CONTINGENCIES

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The Company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Based on information currently available, management is not aware of any legal or regulatory claims that would have a material effect on the Company's financial statements and therefore no accrual is required as of December 31, 2023.

## 6. CONCENTRATION OF REVENUE AND ACCOUNTS RECEIVABLE

For the year ended December 31, 2023, three customers comprised 59% of the Company's revenues and 59% of accounts receivable, net.

## 7. SUBSEQUENT EVENTS

The subsequent events for the Company have been evaluated by management through February 26, 2024, the date the financial statements were issued. No subsequent events occurred through this date other than those disclosed below:

The Company made a distribution of $130,000 to the Member on January 29, 2024.

******

**SUPPLEMENTAL SCHEDULES**

**NORTHERN LIGHTS DISTRIBUTORS, LLC**
**(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)**

**SCHEDULE I**

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS**
**PURSUANT TO RULE 15C3-1**

**Computation of Net Capital**

| | |
|---|---:|
| Total member equity from Statement of Financial Condition | $ 4,419,240 |
| Deduction for nonallowable assets: | |
| Receivable from customers | (329,018) |
| Receivable from affiliates | (200) |
| Prepaid expenses | (73,579) |
| Property and equipment, net | (233) |
| | (403,030) |
| Net Capital | 4,016,210 |

**Computation of Aggregate Indebtedness**

| | |
|---|---:|
| Total Aggregate Indebtedness Liabilities from Statement of Financial Condition | 3,334,885 |
| Percentage of aggregate indebtedness to net capital | 83.04% |

**Computation of Basic Net Capital Requirement**

| | |
|---|---:|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | 222,326 |
| Minimum dollar net capital requirement | 25,000 |
| Net capital requirement (greater of the two above) | 222,326 |
| Excess net capital (net capital less minimum net capital) | 3,793,884 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement | $ 3,682,722 |

There are no material differences between the preceding computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the most recent unaudited Part IIA FOCUS Report (Form A-17A-5) as of December 31, 2023 filed on January 24, 2024.

# SCHEDULE II

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

### December 31, 2023

This calculation is not required as the Company carries no customer accounts. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i).

# SCHEDULE III

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

## December 31, 2023

This calculation is not required as the Company carries no customer accounts. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i).

# Report of Independent Registered Public Accounting Firm

To Those Charged With Governance and the Member of Northern Lights Distributors, LLC

We have reviewed management's statements, included in the accompanying Northern Lights Distributors, LLC Exemption Report, in which (1) Northern Lights Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k):(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2023 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of those charged with governance, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

DocuSigned by:

*Ernst + Young LLP*

4208E5614C0540E...

Cincinnati, Ohio
February 26, 2024

**Northern Lights Distributors, LLC**
**Exemption Report**

Northern Lights Distributors, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(i) (the "exemption provisions") and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2023, without exception.


Northern Lights Distributors, LLC

I, Kevin Guerette, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.


By: _____
Kevin Guerette
President

February 26, 2024